So 9/6/05 XV



SECURITI 05043936 )N

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65839 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/02/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICA'S GROWTH CAPITAL, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 HIGH STREET, HIGH STREET TOWER, 30TH FL

(No. and Street)

BOSTON, MA 02110

(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 29 2005 BRANCH OF REGISTRATIONS AND 08 EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON GUIDO 617 261 4126

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LP

(Name – *if individual, state last, first, middle name*)

150 FEDERAL STREET, SUITE 900 BOSTON, MA 02110

(Address) (City) (State) (Zip Code)

PROCESSED SEP 09 2005 THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jonathan Guido, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

Partner
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF MASSACHUSETTS
Suffolk, County, S.S. August 24, 2005
On this 24 day of August, 2005 before me, the undersigned notary public, personally appeared Jonathan Guido, proved to me through satisfactory evidence of identification, which were mass drivers license (I.D.) to be the person(s) whose name(s) is/are signed on the preceding or attached document, and acknowledged to me that he/she/they signed it voluntarily for its stated purpose, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his/her/their knowledge and belief in my presence.
Julio Alex Perez, Notary Public [signature]
My Commission Expires December 8, 2011



**BDO Seidman, LLP**
Accountants and Consultants

150 Federal Street
9th Floor
Boston, Massachusetts 02110-1745
Telephone: (617) 422-0700
Fax: (617) 422-0909

## Independent Auditors' Report

To the Member and Management of
America's Growth Capital LLC:

We have audited the accompanying statements of financial condition of America's Growth Capital LLC (the "Company"), a Delaware Limited Liability Company, as of June 30, 2005 and 2004, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America's Growth Capital LLC as of June 30, 2005 and 2004, and the results of its operations, changes in its member's equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Boston, Massachusetts
August 4, 2005

# America's Growth Capital LLC

## Statements of Financial Condition

| *June 30,* | **2005** | 2004 |
|---|---|---|
| **Assets** | | |
| **Cash** | **$6,089,687** | $3,804,561 |
| **Commissions receivable** (Note 1) | **301,836** | 1,507,901 |
| **Deposit with clearing broker** (Note 2) | **100,000** | 100,000 |
| **Management fees receivable** | **130,000** | 474,783 |
| **Deposits** | **187,352** | 86,172 |
| **Prepaid expenses and other current assets** | **130,843** | 44,642 |
| **Due from member** (Note 6) | **75,000** | - |
| | **7,014,718** | 6,018,059 |
| **Fixed assets**, at cost: | | |
| Hardware | **304,041** | 257,514 |
| Software | **95,830** | 23,057 |
| Furniture and fixtures | **7,178** | 7,178 |
| Leasehold improvements | **7,585** | 7,585 |
| | **414,634** | 295,334 |
| Less: Accumulated depreciation and amortization | **(277,974)** | (124,140) |
| Total fixed assets, net | **136,660** | 171,194 |
| Total assets | **$7,151,378** | $6,189,253 |

| **Liabilities and Member's Equity** | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable (Note 1) | **$ 419,380** | $ 241,433 |
| Accrued compensation and other current liabilities (Note 4) | **1,282,335** | 2,318,171 |
| Deferred revenue | **288,369** | - |
| Total liabilities | **1,990,084** | 2,559,604 |
| **Commitments** (Note 4) | | |
| **Member's equity** | **5,161,294** | 3,629,649 |
| Total liabilities and member's equity | **$7,151,378** | $6,189,253 |

*See accompanying summary of business and significant accounting policies and notes to financial statements.*